BHA SELECT NETWORK, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Member's Equity	$	60,620
DEDUCTIONS AND/OR CHANGES		
Non-Allowable Assets		(16,089)
NET CAPITAL		44,531
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000, if higher)		5,000
EXCESS (DEFICIENT) NET CAPITAL	$	39,531
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	27,969
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.63

No material differences exist between the above net capital and the computation included in the Company's corresponding unaudited FOCUS report, as amended, on Form X-17A-5, Part IIA filed as of December 31, 2015.